EXHIBIT 4(a)

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The authorized capital stock of REX American Resources Corporation, a Delaware corporation (the “Company”) consists of 45,000,000 shares of common stock, $.01 par value per share (“Common Stock”). The Company has no other classes of stock other than Common Stock. The following description of capital stock of the Company is qualified in its entirety by provisions of Delaware law and by reference to the terms and provisions of the Company’s Certificate of Incorporation and By-Laws, which are incorporated herein by reference and both of which are filed as exhibits to this Annual Report on Form 10-K. All of the issued shares of Common Stock are fully paid and non-assessable. No holder of shares of Common Stock has or will have any right, pre-emptive or other, to subscribe for or to purchase from the Company any of the shares of any class of equity of the Company hereafter issued or sold. No shares of Common Stock are subject to any sinking fund provisions, or to calls, assessments by, or liabilities of the Company.

VOTING RIGHTS

Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders. The Company’s Board of Directors (the “Board”) is not classified and each member is elected annually. The Company’s Certificate of Incorporation does not provide for cumulative voting. Instead, the Company’s Certificate of Incorporation provides for directors in director elections to be elected by a simple majority of the votes cast. The holders of a majority of the votes cast have the voting power to elect all directors. The By-Laws of the Company provide that the holders of a majority of shares of Common Stock present at a meeting have the voting power to approve mergers, sales of assets and similar material corporate transactions except as otherwise provided by Delaware General Corporation Law.

DIVIDENDS

Holders of Common Stock are entitled to receive dividends on such Common Stuck, when, as, and if authorized and declared by the Board on a pro-rata basis. The payment of dividends on Common Stock will be a business decision to be made by the Board from time to time based upon the Company’s results of operations and financial condition, covenants in any debt instruments, and such other factors as the Board considers relevant.

LIQUIDATION RIGHTS

Upon the Company’s liquidation, dissolution or winding up, each holder of shares of Common Stock will be entitled to share ratably with the other holders of shares of Common Stock in all assets remaining after payments to all creditors.

SHARE REPURCHASE PROGRAM

The Company may, from time to time, pursuant to authorization by the Board, and without action by the Company’s shareholders, purchase or otherwise acquire any of the Company’s Common Stock in such manner, upon such terms, and in such amounts as the Board shall determine. The Company typically repurchases its common stock when our stock price is trading at prices the Company deems to be a discount to the underlying value of our net assets.

CHANGE OF CONTROL

The Company’s Certificate of Incorporation and By-Laws contain various provisions that could discourage or delay attempts to gain control of the Company, including, among others, provisions that:

a. authorize the Board to fix its size between three and 15;

b. authorize directors to fill vacancies on the Board that occur between annual shareholder meetings; and

c. require the vote of shareholders owning at least 66 2/3% of the outstanding shares of Common Stock to amend certain provisions of the Certificate of Incorporation related to liability of directors.

The Company is subject to Delaware General Corporation law. Neither the Company’s Certificate of Incorporation nor the Company’s By-Laws contain a provision excluding it from the application of any change of control provisions of Delaware corporate law.